Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 3 DATED JULY 6, 2015

TO THE PROSPECTUS DATED APRIL 28, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2015 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 27, 2015, and Supplement No. 2, dated June 10, 2015. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Estimated Net Asset Value Per Share

We have disclosed previously that we expect to announce an estimated net asset value per share, or estimated NAV per share, of our common stock based upon a valuation determined by an independent valuation firm no later than November 14, 2015. On June 29, 2015, our board of directors, in accordance with the valuation policy it had previously adopted, formed a Valuation Committee comprised of our independent directors in order to oversee the valuation process and methodologies used to determine the estimated NAV per share. The Valuation Committee approved the engagement of Duff & Phelps, LLC (“Duff & Phelps”), an independent global valuation advisory and corporate finance consulting firm that specializes in providing real estate valuation services, to provide the valuation. We expect Duff & Phelps to complete the valuation process over the next several weeks and we expect to announce an estimated NAV per share of our common stock in August 2015. In connection with the determination of the estimated NAV per share of our common stock, our board of directors, in its sole discretion, also may determine to change the offering price per share of our common stock to a price that is higher or lower than the current offering price per share of our common stock.